Exhibit 99-1
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[GRAPHIC OMITTED]

KOOR INDUSTRIES ANNOUNCES THAT MR. LIOR HANNES RESIGNED FROM THE BOARD DUE TO HIS RELOCATION TO LONDON


Tel Aviv, Israel - November 12 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company, announced today that Mr. Lior Hannes, Vice Chairman of the Board of Directors has resigned due to the change of his place of residence to London, in order to be able to better focus on managing, developing and establishing IDB group international operations. Mr. Hannes informed the company that his relocation to London will prevent him from properly serving as a director and therefore submitted his resignation.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; in defense through Elbit Systems; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                          IR CONTACTS
Avital Lev, CPA, Investor Relations      Ehud Helft/Kenny Green
Koor Industries Ltd.                     GK Investor Relations
Tel:  972 3 607 - 5111                   Tel:  1 866 704 - 6710
Fax: 972 3 607 - 5110                    Fax: 972 3 607 - 4711
avital.lev@koor.com                      ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.